EHXIBIT 4.1

FIRST SUPPLEMENTAL INDENTURE

FIRST SUPPLEMENTAL INDENTURE (this “Supplemental Indenture”), dated as of October 30, 2013 is between Cadiz Inc., a Delaware corporation (the “Company”), and The Bank of New York Mellon Trust Company, N.A., as trustee under the Indenture (the “Trustee”).

W I T N E S S E T H:

    WHEREAS the Company has heretofore executed and delivered to the Trustee an Indenture (the “Indenture”), dated as of March 5, 2013 providing for the issuance of $53,458,000 in Original Principal Amount of the 7.00% Convertible Senior Notes Due 2018 (the “Notes”);

    WHEREAS, Section 9.02 of the Indenture provides, in relevant part, that, subject to certain limited exceptions, the Company and the Trustee may amend the Indenture and the Notes with the written consent of the Holders of at least a majority in Original Principal Amount of the outstanding Notes;

    WHEREAS, the Company has provided the Trustee a consent to the amendment of the Indenture from Holders representing a majority in Original Principal Amount of the outstanding Notes; and

    WHEREAS, pursuant to Section 9.02(a) of the Indenture, the Trustee and the Company are authorized to execute and deliver this Supplemental Indenture.

    NOW THEREFORE, in consideration of the foregoing and for good and valuable consideration, the receipt of which is hereby acknowledged, the Company and the Trustee mutually covenant and agree for the equal and ratable benefit of the Holders of the Notes as follows:

    SECTION 1. Capitalized Terms.  Capitalized terms used herein but not defined herein shall have the respective meanings ascribed to them in the Indenture.

    SECTION 2. Incurrence of Debt.  Section 4.09(ii) of the Indenture is hereby amended and restated as follows:

    “(ii) Debt of the Company and Cadiz Real Estate LLC Incurred pursuant to the Credit Agreement in an aggregate principal amount not to exceed $42,000,000 plus any accretion pursuant to the terms of the Credit Agreement,”

    SECTION 3. Ratification of Indenture; Supplemental Indenture Part of Indenture.  Except as expressly amended hereby, the Indenture is in all respects ratified and confirmed and all the terms, conditions and provisions thereof shall remain in full force and effect.  This Supplemental Indenture shall form a part of the Indenture for all purposes, and every holder of Notes heretofore or hereafter authenticated and delivered shall be bound hereby.

    SECTION 4. Governing Law.  THIS SUPPLEMENTAL INDENTURE AND EACH NOTE SHALL BE DEEMED TO BE A CONTRACT MADE UNDER THE LAWS OF NEW YORK, AND FOR ALL PURPOSES SHALL BE CONSTRUED IN ACCORDANCE WITH THE LAWS OF NEW YORK (WITHOUT REGARD TO THE CONFLICTS OF LAWS PROVISIONS THEREOF).

    SECTION 5. Trustee Makes No Representation.  The Trustee makes no representation as to the validity or sufficiency of this Supplemental Indenture.

    SECTION 6. Counterparts.  The parties may sign any number of copies of this Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement. The exchange of copies of this Supplemental Indenture and of signature pages by facsimile or PDF transmission shall constitute effective execution and delivery of this Supplemental Indenture as to the parties hereto and may be used in lieu of the original Supplemental Indenture for all purposes. Signatures of the parties hereto transmitted by facsimile or PDF shall be deemed to be their original signatures for all purposes.

    SECTION 7. Effect of Headings.  The Section headings herein are for convenience only and shall not affect the construction of this Supplemental Indenture.

    IN WITNESS WHEREOF, the parties have caused this Supplemental Indenture to be duly executed as of the date first written above.

CADIZ INC.

By:	/s/ Timothy J. Shaheen
Name: Timothy J. Shaheen
Title: Chief Financial Officer and Secretary

THE BANK OF NEW YORK MELLON TRUST COMPANY, N.A. as Trustee

By:	/s/ Lawrence Dillard
Name: Lawrence Dillard
Title: Vice President